August 22, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Ms. Lauren Pierce

RE:	Registration Statement on Form S-3
File No. 333-274014

Dear Ms. Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Superior Drilling Products, Inc. (the “Company”) respectfully requests that the registration statement on Form S-3, File No. 333-274014 (the “Registration Statement”), be declared effective at 5:00 PM., Washington, D.C. time, on August 24, 2023, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Superior Drilling Products, Inc.

/s/ Christopher Cashion
Christopher Cashion
Chief Financial Officer